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                        April 16, 2024

       Cris Calsada
       Chief Financial Officer
       Regulus Therapeutics Inc.
       4224 Campus Point Court, Suite 210
       San Diego, California 92121

                                                        Re: Regulus
Therapeutics Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 9, 2024
                                                            File No. 333-278581

       Dear Cris Calsada:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Asa Michael Henin